

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Kevin C. Eichler
Chief Financial Officer and Senior Vice President
Ultra Clean Holdings Inc.
26462 Corporate Avenue
Hayward, CA 94545

    Re: **Ultra Clean Holdings Inc.**
               Form 10-K for the Fiscal Year Ended January 1, 2010
               Filed March 30, 2010
               File No. 0-50646

Dear Mr. Eichler:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief